UTG, INC.
5250 South Sixth Street
Springfield, Illinois  62703

October 7, 2011

via edgar and facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   UTG, Inc. Registration Statement on Form S-4
         (Registration No. 333-176708)

Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, UTG, Inc. requests acceleration of the effective date of its Registration Statement on Form S-4 (Registration No. 333-176708) to Tuesday, October 11, 2011, or as soon thereafter as practical.

     The disclosure in the filing is the responsibility of UTG, Inc.  UTG, Inc. represents to the SEC that should the SEC or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and UTG, Inc. represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. UTG, Inc. further acknowledges that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve UTG, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,
UTG, INC.
By:	/s/ Theodore C. Miller
Title: Sr. Vice President